FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 8/3/2021

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter and first half of 2021 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: August 3, 2021

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Second Quarter and First Half of 2021 Results

Luxembourg, August 3, 2021 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2021.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons. This press release includes certain non-IFRS alternative performance measures such as EBITDA, Net Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Summary of Second Quarter of 2021 Results

	2Q2021	1Q2021		2Q2020

Steel Shipments (tons)	3,068,000	3,099,000	-1%	2,449,000	25%
Iron Ore Shipments (tons)	906,000	1,035,000	-12%	991,000	-9%
Net Sales ($ million)	3,919.8	3,249.3	21%	1,745.8	125%
Operating Income ($ million)	1,271.4	905.8	40%	65.6	1,839%
EBITDA ($ million)	1,420.2	1,057.4	34%	223.9	534%
EBITDA Margin (% of net sales)	36%	33%		13%
EBITDA per Ton ($)	462.9	341.1		91.4
Equity in earnings (losses) of non-consolidated companies ($ million)	171.1	46.5		(19.7)
Income Tax Result ($ million)	(307.1)	(261.6)		12.3
Net Result ($ million)	1,158.3	706.7		43.6
Equity Holders' Net Result ($ million)	1,022.1	602.9		44.0
Earnings per ADS* ($)	5.21	3.07		0.22
*American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

•EBITDA of $1.4 billion on steel shipments of 3.1 million tons, with EBITDA margin of 36% and EBITDA per ton of $462.9.
•Equity holders' net income of $1.0 billion, equivalent to earnings per ADS of $5.21.
•Net cash provided by operating activities of $628.4 million, including working capital increase of $651.8 million mainly due to the impact of higher realized steel prices and costs, and higher inventory volumes.
•Free cash flow of $467.0 million after capital expenditures of $161.4 million.
•Dividends paid to shareholders of $412.2 million.
•Net debt position of $0.2 billion at the end of June 2021, slightly down from the end of March 2021, with net debt to last twelve months EBITDA ratio of 0.1 times.

Steel prices at Ternium's main steel markets continued to strengthen during the second quarter of 2021, as demand for steel products remained elevated. Steel shipments in the second quarter of the year were 3.1 million tons, relatively stable sequentially on lower slab shipments to third parties in the Other Markets region mostly offset by a moderate increase in Mexico and the Southern Region. On an year-over-year basis, shipments in the second quarter of 2021 were up by 25% as Ternium's markets in the prior-year period were deeply affected by the COVID-19 outbreak and restrictions implemented to contain it.

In Mexico, Ternium's main steel market, shipments were 1.7 million tons in the second quarter of 2021, increasing 2% sequentially with strong demand from exports-driven industrial customers and softer activity in the commercial market. On an year-over-year basis, shipments in the second quarter of 2021 recovered 48%.

In the Southern Region, Ternium's shipments were 636,200 tons in the period, 2% higher sequentially, reflecting a slight increase of steel volumes in the Argentine domestic market. On an year-over-year basis, shipments in the second quarter of 2021 recovered 85%.

In the Other Markets region, Ternium's finished steel shipments in the second quarter of 2021 were relatively stable on a sequential basis, and increased 16% year-over-year mainly due to higher shipments in Colombia, reflecting the recovery of the local market and the start-up of the new facility in Palmar de Varela, partially offset by lower shipments in the US market. The company's slab facility in Brazil remained at high capacity utilization levels during the second quarter of 2021, further increasing its integration with other Ternium's mills.

The company's EBITDA per ton in the second quarter of 2021 was $462.9, increasing $121.8 sequentially. Ternium's realized steel prices increased significantly in the second quarter of the year in a strong global pricing environment, particularly in the USMCA steel market. On the other hand, the company's cost per ton also increased, mainly due to higher costs of raw materials and purchased slabs, and higher maintenance expenses. On an year-over-year basis, EBITDA per ton increased $371.5 in the second quarter of 2021, on higher realized steel prices partially offset by higher cost per ton.

The company’s net income in the second quarter of 2021 was $1.0 billion on operating income of $1.3 billion, equity in earnings of non-consolidated companies of $171.1 million and an effective income tax rate of 21%.

Summary of First Half of 2021 Results

	1H2021	1H2020

Steel Shipments (tons)	6,167,000	5,447,000	13%
Iron Ore Shipments (tons)	1,940,000	1,985,000	-2%
Net Sales ($ million)	7,169.1	4,017.1	78%
Operating Income ($ million)	2,177.2	201.3	982%
EBITDA ($ million)	2,477.6	526.0	371%
EBITDA Margin (% of net sales)	35%	13%
EBITDA per Ton ($)	401.7	96.6
Equity in earnings (losses) of non-consolidated companies ($ million)	217.6	(13.6)
Income Tax Result ($ million)	(568.7)	(255.0)
Net Result ($ million)	1,864.9	24.2
Equity Holders' Net Result ($ million)	1,625.0	32.5
Earnings per ADS ($)	8.28	0.17

•EBITDA of $2.5 billion on steel shipments of 6.2 million tons, with EBITDA margin of 35% and EBITDA per ton of $401.7.
•Equity holders' net income of $1.6 billion, equivalent to earnings per ADS of $8.28.
•Net cash provided by operating activities of $956.2 million, including a working capital increase of $1.3 billion mainly due to the impact of higher realized steel prices and costs, and higher inventory volumes.
•Free cash flow of $665.1 million after capital expenditures of $291.1 million.

Ternium’s steel shipments in the first half of 2021 were 6.2 million tons, up 720,000 tons compared to shipment levels in the same period in 2020 mainly reflecting the impact of the COVID-19 outbreak in the prior-year first half. Shipments in the first half of 2021 increased 22% in Mexico and 74% in the Southern Region, and decreased 22% in the Other Markets region as the company's slab facility in Brazil increased its integration with other Ternium's mills.

EBITDA per ton increased $305.2 year-over-year in the first half of 2021 to $401.7, mainly due to higher steel prices, partially offset by higher cost per ton. The increase in cost per ton mainly reflected higher cost of raw materials, purchased slab and energy, and higher maintenance expenses, partially offset by the positive impact on costs of higher mill utilization rates.

The company’s net income in the first half of 2021 was $1.6 billion on operating income of $2.2 billion, equity in earnings of non-consolidated companies of $217.6 million and an effective income tax rate of 23%.

Outlook

Ternium expects continued solid financial performance throughout the remainder of 2021, largely due to the currently strong global steel market environment. The company anticipates EBITDA to increase sequentially in the third quarter, along with a higher margin and increased volumes. Realized steel prices in the third quarter are expected to continue increasing in all regions, partially offset by higher cost per ton due to higher raw material costs gradually flowing through the company’s inventories.

In Mexico, Ternium is ramping up a new flat steel hot-rolling mill at its industrial center in Pesquería after a successful start-up in May 2021. To meet continued strong demand for steel products in the region, Ternium anticipates this new facility to increase the company’s offering of high-quality steel products by approximately 600,000 tons over the remainder of the year.

In Argentina, the company expects shipments to remain relatively stable in the third quarter of 2021 compared to the second quarter of the year, supported by sustained domestic demand for building materials and higher activity levels in certain industrial sectors, including automotive and agribusiness.

In Brazil, Ternium anticipates shipments to third parties from its slab facility in Rio de Janeiro to decrease in the third quarter of 2021 compared to the second quarter of the year, primarily due to increased integration of this facility with other facilities in Ternium’s own industrial system.

Analysis of Second Quarter of 2021 Results

Net sales in the second quarter of 2021 were $3.9 billion, 125% higher than net sales in the second quarter of 2020. The following table outlines Ternium’s consolidated net sales for the second quarter of 2021 and the second quarter of 2020:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	2Q2021	2Q2020	Dif.	2Q2021	2Q2020	Dif.	2Q2021	2Q2020	Dif.
Mexico	2,271.9	851.5	167%	1,735	1,175	48%	1,309	725	81%
Southern Region	811.5	292.8	177%	636	344	85%	1,276	852	50%
Other Markets	761.3	546.4	39%	697	931	-25%	1,093	587	86%

Total steel products	3,844.7	1,690.7	127%	3,068	2,449	25%	1,253	690	82%
Other products*	65.0	42.5	53%

Steel segment	3,909.7	1,733.2	126%

Mining segment	112.5	98.7	14%	906	991	-9%	124	100	25%

Intersegment eliminations	(102.4)	(86.1)

Net sales	3,919.8	1,745.8	125%
*The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $2.4 billion in the second quarter of 2021, an increase of $906.9 million compared to the second quarter of 2020. This was principally due to a $749.4 million, or 65%, increase in raw material and consumables used, mainly reflecting higher purchased slabs, raw material and energy costs and a 25% increase in steel shipment volumes; and to a $157.4 million increase in other costs, mainly including a $79.4 million increase in maintenance expenses, a $60.1 million increase in labor costs and a $16.1 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the second quarter of 2021 were $244.5 million, or 6% of net sales, an increase of $73.1 million compared to SG&A in the second quarter of 2020, mainly due to a $35.6 million increase in labor costs, a $23.3 million increase in taxes and a $20.3 million increase in freight and transportation expenses.

Operating income in the second quarter of 2021 was $1.3 billion, or 32% of net sales, compared to operating income of $65.6 million, or 4% of net sales, in the second quarter of 2020. The following table outlines Ternium’s operating income by segment for the second quarter of 2021 and second quarter of 2020:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	2Q2021	2Q2020	2Q2021	2Q2020	2Q2021	2Q2020	2Q2021	2Q2020
Net Sales	3,909.7	1,733.2	112.5	98.7	(102.4)	(86.1)	3,919.8	1,745.8
Cost of sales	(2,438.9)	(1,528.0)	(77.3)	(68.2)	100.6	87.4	(2,415.7)	(1,508.8)
SG&A expenses	(239.1)	(165.5)	(5.5)	(6.0)	—	—	(244.5)	(171.5)
Other operating income (loss), net	11.9	1.0	(0.0)	(0.9)	—	—	11.9	0.1
Operating income	1,243.6	40.7	29.7	23.6	(1.9)	1.3	1,271.4	65.6

EBITDA	1,376.5	187.1	45.6	35.5	(1.9)	1.3	1,420.2	223.9

Net financial results were a gain of $22.9 million in the second quarter of 2021, primarily reflecting net financial interest income of $11.7 million, related to investment returns of the company's liquidity position net of borrowing costs, and a gain of $17.8 million related to changes in the fair value of financial assets, partially offset by a net foreign exchange loss of $20.8 million mainly related to the net negative impact of the appreciation of the Mexican Peso (4% in the period) and Brazilian Real (14% in the period) against the US dollar on the net local currency positions of Ternium's Mexican and Brazilian subsidiaries (which have the US dollar as their functional currency). Net financial results in the second quarter of 2020 were a loss of $14.6 million.

Equity in results of non-consolidated companies was a gain of $171.1 million in the second quarter of 2021, compared to a loss of $19.7 million in the second quarter of 2020 mainly due to better results from Ternium's investment in Usiminas. In addition to better operating and financial results, in the second quarter of 2021 Usiminas recorded a gain related to a favorable Brazilian Federal Supreme Court ruling in connection with the calculation method for certain sales tax credits.

Income tax expense in the second quarter of 2021 was $307.1 million, with a 21% effective tax rate, compared to a gain of $12.3 million in the second quarter of 2020.

Analysis of First Half of 2021 Results

Net sales in the first half of 2021 were $7.2 billion, 78% higher than net sales in the first half of 2020. The following table outlines Ternium’s consolidated net sales for the first half of 2021 and the first half of 2020:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	1H2021	1H2020	Dif.	1H2021	1H2020	Dif.	1H2021	1H2020	Dif.
Mexico	4,082.7	2,120.4	93%	3,434	2,824	22%	1,189	751	58%
Southern Region	1,492.3	633.6	136%	1,259	723	74%	1,186	876	35%
Other Markets	1,449.0	1,146.6	26%	1,475	1,900	-22%	983	604	63%

Total steel products	7,024.0	3,900.6	80%	6,167	5,447	13%	1,139	716	59%
Other products*	124.7	86.7	44%

Steel segment	7,148.7	3,987.3	79%

Mining segment	235.8	193.5	22%	1,940	1,985	-2%	122	98	25%

Intersegment eliminations	(215.5)	(163.7)

Net sales	7,169.1	4,017.1	78%
*The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $4.6 billion in the first half of 2021, an increase of $1.1 billion compared to the first half of 2020. This was principally due to a $951.2 million, or 36%, increase in raw material and consumables used, mainly reflecting higher purchased slabs, raw material and energy costs and a 13% increase in steel shipment volumes; and to a $173.4 million increase in other costs, mainly including a $85.8 million increase in maintenance expenses, a $73.1 million increase in labor costs and a $15.0 increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the first half of 2021 were $454.9 million, or 6% of net sales, an increase of $71.9 million compared to SG&A expenses in the first half of 2020 mainly due to $38.4 million increase in labor costs, a $34.9 million increase in taxes and a $19.2 million increase in freight and transportation expenses, partially offset by a $21.5 million decrease in amortization of intangible assets.

Operating income in the first half of 2021 was $2.2 billion, or 30% of net sales, compared to operating income of $201.3 million, or 5% of net sales in the first half of 2020. The following table outlines Ternium’s operating income by segment for the first half of 2021 and first half of 2020:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	1H2021	1H2020	1H2021	1H2020	1H2021	1H2020	1H2021	1H2020
Net Sales	7,148.7	3,987.3	235.8	193.5	(215.5)	(163.7)	7,169.1	4,017.1
Cost of sales	(4,609.7)	(3,461.1)	(152.7)	(134.8)	208.5	166.7	(4,553.9)	(3,429.3)
SG&A expenses	(445.3)	(372.4)	(9.6)	(10.6)	—	—	(454.9)	(383.0)
Other operating income (loss), net	16.7	(2.8)	0.3	(0.8)	—	—	17.0	(3.5)
Operating income	2,110.4	151.0	73.8	47.3	(7.0)	3.0	2,177.2	201.3

EBITDA	2,379.7	452.5	104.9	70.5	(7.0)	3.0	2,477.6	526.0

Net financial results were a gain of $38.9 million in the first half of 2021, primarily reflecting net financial interest income of $20.7 million, related to investment returns of the company's liquidity position net of borrowing costs, and a gain of $26.6 million related to changes in the fair value of financial assets, partially offset by a net foreign exchange loss of $30.2 million mainly related to the net negative impact of the depreciation of the Argentine Peso (12% in the period) and the appreciation of the Mexican Peso (1% in the period) against the US dollar on the net local currency positions of Ternium's Argentine and Mexican subsidiaries. Net financial results in the first half of 2020 were a gain of $91.5 million.

Equity in results of non-consolidated companies was a gain of $217.6 million in the first half of 2021, reflecting mainly the result of Ternium's investment in Usiminas, compared to a loss of $13.6 million in the first half of 2020.

Income tax expense in the first half of 2021 was $568.7 million, with a 23% effective tax rate, compared to $255.0 million in the first half of 2020.

Cash Flow and Liquidity

Net cash provided by operating activities in the first half of 2021 was $956.2 million. Working capital increased by $1.3 billion in the first half of 2021 as a result of a $943.5 million increase in inventories and an aggregate $859.9 million increase in trade and other receivables, partially offset by an aggregate $485.3 million increase in accounts payable and other liabilities. The inventory value increase in the first half of 2021 was due to a $452.0 million higher cost of steel, a $188.6 million higher steel volume and a $302.9 million inventory value increase in raw materials, supplies and others.

Capital expenditures in the first half of 2021 were $291.1 million, $77.3 million lower than in the first half of 2020. Of note during the period were the investments made for Ternium's new hot-rolling mill at the company’s Pesquería industrial center in Mexico.

In the first half of 2021, Ternium's free cash flow reached $665.1 million. The company paid dividends to shareholders of $412.2 million and repaid borrowings for a net $147.1 million. As of June 30, 2021, Ternium had a net debt position of $0.2 billion.

Net cash provided by operating activities in the second quarter of 2021 was $628.4 million. Working capital increased by $651.8 million in the second quarter of 2021 as a result of $600.2 million increase in inventories and an aggregate $304.9 million net increase in trade and other receivables, partially offset by an aggregate $253.3 million increase in accounts payable and other liabilities. The inventory value increase in the second quarter of 2021 was due to a $313.9 million higher cost of steel, a $161.3 million higher steel volume and a $125.0 million inventory value increase in raw materials, supplies and others. In the second quarter of 2021, Ternium's free cash flow was $467.0 million.

Conference Call and Webcast

Ternium will host a conference call on August 4, 2021, at 11:00 a.m. ET in which management will discuss second quarter of 2021 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

$ million	2Q2021	2Q2020	1H2021	1H2020
	(Unaudited)		(Unaudited)
Net sales	3,919.8	1,745.8	7,169.1	4,017.1
Cost of sales	(2,415.7)	(1,508.8)	(4,553.9)	(3,429.3)
Gross profit	1,504.1	237.0	2,615.1	587.8
Selling, general and administrative expenses	(244.5)	(171.5)	(454.9)	(383.0)
Other operating income (expense), net	11.9	0.1	17.0	(3.5)
Operating income	1,271.4	65.6	2,177.2	201.3

Finance expense	(6.8)	(13.6)	(14.0)	(29.9)
Finance income	18.5	7.0	34.8	15.0
Other financial income (expenses), net	11.2	(8.1)	18.1	106.4
Equity in earnings (losses) of non-consolidated companies	171.1	(19.7)	217.6	(13.6)
Profit before income tax expense	1,465.4	31.3	2,433.6	279.2
Income tax (expense) benefit	(307.1)	12.3	(568.7)	(255.0)
Profit for the period	1,158.3	43.6	1,864.9	24.2

Attributable to:
Owners of the parent	1,022.1	44.0	1,625.0	32.5
Non-controlling interest	136.2	(0.5)	239.9	(8.2)
Profit for the period	1,158.3	43.6	1,864.9	24.2

Consolidated Statement of Financial Position

$ million	June 30, 2021	December 31, 2020
	(Unaudited)
Property, plant and equipment, net	6,494.3	6,504.7
Intangible assets, net	895.9	908.6
Investments in non-consolidated companies	715.9	471.3
Deferred tax assets	140.5	158.7
Receivables, net	192.3	243.3
Other investments	3.0	2.9
Total non-current assets	8,441.9	8,289.5

Receivables, net	316.2	288.6
Derivative financial instruments	3.3	1.6
Inventories, net	2,945.2	2,001.8
Trade receivables, net	1,754.2	918.4
Other investments	616.0	813.5
Cash and cash equivalents	768.7	537.9
Total current assets	6,403.6	4,561.8

Non-current assets classified as held for sale	5.0	5.0

Total assets	14,850.6	12,856.2

Capital and reserves attributable to the owners of the parent	8,549.5	7,286.1
Non-controlling interest	1,398.2	1,157.0

Total Equity	9,947.8	8,443.2

Provisions	90.7	80.6
Deferred tax liabilities	237.9	346.5
Other liabilities	518.6	551.9
Trade payables	1.2	1.1
Derivative financial instruments	0.3	0.5
Lease liabilities	235.9	251.6
Borrowings	972.6	1,327.3
Total non-current liabilities	2,057.3	2,559.5

Current income tax liabilities	415.5	110.5
Other liabilities	381.1	249.8
Trade payables	1,404.1	1,049.3
Derivative financial instruments	1.3	5.8
Lease liabilities	43.6	42.5
Borrowings	599.9	395.6
Total current liabilities	2,845.5	1,853.6

Total liabilities	4,902.8	4,413.1

Total equity and liabilities	14,850.6	12,856.2

Consolidated Statement of Cash Flows

$ million	2Q2021	2Q2020	1H2021	1H2020
	(Unaudited)		(Unaudited)

Profit for the period	1,158.3	43.6	1,864.9	24.2

Adjustments for:
Depreciation and amortization	148.8	158.3	300.4	324.7
Equity in (earnings) losses of non-consolidated companies	(171.1)	19.7	(217.6)	13.6
Changes in provisions	1.6	0.3	6.0	(0.3)
Net foreign exchange results and others	59.0	17.7	120.9	(86.8)
Interest accruals less payments	0.4	2.4	2.1	3.7
Income tax accruals less payments	83.2	(44.2)	197.5	179.8
Changes in working capital	(651.8)	305.8	(1,318.0)	487.6

Net cash provided by operating activities	628.4	503.7	956.2	946.4

Capital expenditures	(161.4)	(110.8)	(291.1)	(368.4)
Proceeds from the sale of property, plant & equipment	0.5	0.1	1.0	0.2
Acquisition of non-controlling interest	—	(6.8)	(0.8)	(11.3)
Dividends received from non-consolidated companies	0.5	—	0.5	—
Decrease (increase) in other Investments	24.0	(591.9)	173.3	(494.8)

Net cash used in investing activities	(136.5)	(709.5)	(117.0)	(874.4)

Dividends paid in cash to company's shareholders	(412.2)	—	(412.2)	—
Finance Lease Payments	(11.5)	(9.8)	(22.4)	(20.4)
Proceeds from borrowings	113.9	28.9	132.0	219.5
Repayments of borrowings	(242.5)	(258.1)	(279.1)	(318.8)

Net cash used in financing activities	(552.3)	(239.1)	(581.8)	(119.7)

(Decrease) increase in cash and cash equivalents	(60.3)	(444.9)	257.4	(47.6)

	Shipments
Thousand tons	2Q2021	2Q2020	1Q2021	1H2021	1H2020

Mexico	1,735	1,175	1,699	3,434	2,824
Southern Region	636	344	623	1,259	723
Other Markets	697	931	778	1,475	1,900
Total steel segment	3,068	2,449	3,099	6,167	5,447

Total mining segment	906	991	1,035	1,940	1,985

	Revenue / ton
$/ton	2Q2021	2Q2020	1Q2021	1H2021	1H2020

Mexico	1,309	725	1,066	1,189	751
Southern Region	1,276	852	1,093	1,186	876
Other Markets	1,093	587	884	983	604
Total steel segment	1,253	690	1,026	1,139	716

Total mining segment	124	100	119	122	98

	Net Sales
$ million	2Q2021	2Q2020	1Q2021	1H2021	1H2020

Mexico	2,271.9	851.5	1,810.8	4,082.7	2,120.4
Southern Region	811.5	292.8	680.8	1,492.3	633.6
Other Markets	761.3	546.4	687.7	1,449.0	1,146.6
Total steel products	3,844.7	1,690.7	3,179.3	7,024.0	3,900.6
Other products*	65.0	42.5	59.7	124.7	86.7
Total steel segment	3,909.7	1,733.2	3,239.0	7,148.7	3,987.3

Total mining segment	112.5	98.7	123.4	235.8	193.5

Total steel and mining segments	4,022.2	1,831.9	3,362.4	7,384.6	4,180.8

Intersegment eliminations	(102.4)	(86.1)	(113.1)	(215.5)	(163.7)

Total net sales	3,919.8	1,745.8	3,249.3	7,169.1	4,017.1
*The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Exhibit I - Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

EBITDA
EBITDA equals operating income (loss) adjusted to exclude depreciation and amortization and certain other non-cash operating results:

$ million	2Q2021	2Q2020	1Q2021	1H2021	1H2020

Operating income	1,271.4	65.6	905.8	2,177.2	201.3
Plus: depreciation and amortization	148.8	158.3	151.6	300.4	324.7
EBITDA	1,420.2	223.9	1,057.4	2,477.6	526.0

Free cash flow
Free cash flow equals net cash provided by (used in) operating activities less capital expenditures:

$ million	2Q2021	2Q2020	1Q2021	1H2021	1H2020

Net cash provided by operating activities	628.4	503.7	327.8	956.2	946.4
Less: capital expenditures	(161.4)	(110.8)	(129.7)	(291.1)	(368.4)
Free cash flow	467.0	392.9	198.1	665.1	578.0

Net debt
Net debt equals borrowings less the consolidated position of cash and cash equivalents and other investments:

$ billion	June 30, 2021	June 30, 2020	March 31, 2021

Borrowings (current and non-current)	1.6	2.1	1.7
Less: cash and cash equivalents*	0.8	0.5	0.8
Less: other investments (current and non-current)*	0.6	0.7	0.6
Net debt	0.2	0.9	0.2
*    Ternium Argentina's consolidated position of cash and cash equivalents and other investments amounted to $0.5, $0.2 and $0.4 billion as of June 30, 2021, June 30, 2020 and March 31, 2021, respectively.

Net debt to last twelve months (LTM) EBITDA
Net debt as of a given date divided by the EBITDA accumulated in a period of twelve months ending on such date:

	June 30, 2021	June 30, 2020	March 31, 2021

Net debt ($ billion)	0.2	0.9	0.2
Divided by: LTM EBITDA ($ billion)	3.5	1.2	2.3
Net debt to LTM EBITDA (#)	0.1	0.8	0.1